SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                    FORM 11-K

                                  -------------

          (Mark One)

          (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1996

                                       OR

          ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______ to _______

                          Commission file number 1-8608

                                  -------------

                   NYNEX Corporation Savings and Security Plan
                            (Non-Salaried Employees)

                                  -------------


                                NYNEX Corporation
              1095 Avenue of the Americas, New York, New York 10036

Item 1.   Financial Statements and Exhibits.

     (a)  Financial Statements of the Plan* included herein:

          Report of Independent Accountants

          Financial Statements:

               Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995

               Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1996 and 1995

               Notes to Financial Statements

     (b)  Exhibits:

               (23) Consent of Coopers & Lybrand L.L.P.

----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Employees' Benefit Committee
of NYNEX Corporation:

We have audited the Statements of Net Assets Available for Plan Benefits of the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) as of December 31, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) as of December 31, 1996 and 1995 and the changes in net assets available for plan benefits for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995 and the Statements of Changes in Net Assets Available for Plan Benefits for each of the two years in the period ended December 31, 1996 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


COOPERS & LYBRAND L.L.P.

New York, New York
June 20, 1997

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
               Statement of Net Assets Available for Plan Benefits
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                          Fund Information
                                                                   --------------------------------------------------------------
                                                                     NYNEX                                            Diversified
                                                                     Shares    Telecommunications     Government        Equity
                                                                      Fund            Fund         Obligations Fund    Portfolio
                                                                      ----            ----         ----------------    ---------
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets                  $1,272,991       $  136,574       $    5,811       $  164,600

       Temporary cash investments                                          --               --               --              988

       Receivable for loans to participants                                --               --               --               --
                                                                   -------------------------------------------------------------

           Total Investments                                        1,272,991          136,574            5,811          165,588

Dividends and interest receivable                                          --               --               --                8
                                                                   -------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                   $1,272,991       $  136,574       $    5,811       $  165,596
                                                                   =============================================================

                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                             Fund Information
                                                                      --------------------------------------------------------------
                                                                                                        Active U.S.
                                                                      Interest Income       Loan          Equity       U.S. Balanced
                                                                            Fund            Fund           Fund            Fund
                                                                            ----            ----           ----            ----
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets                         $456,886        $     --        $ 28,220        $ 12,968

       Temporary cash investments                                               --              --             170              78

       Receivable for loans to participants                                     --         108,864              --              --
                                                                          --------------------------------------------------------

           Total Investments                                               456,886         108,864          28,390          13,046

Dividends and interest receivable                                               --              --               1               1
                                                                          --------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                          $456,886        $108,864        $ 28,391        $ 13,047
                                                                          ========================================================




                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                            Fund Information
                                                                    ----------------------------------------------------------------
                                                                     Global       International
                                                                    Balanced          Equity           U.S. Small
                                                                      Fund             Fund             Cap Fund            Total
                                                                      ----             ----             --------            -----
ASSETS

Investments at market (see Notes 2 and 3)

       Allocated Share of Master Trust net assets                   $12,993           $11,164           $16,684           $2,118,891

       Temporary cash investments                                        78                67               100                1,481

       Receivable for loans to participants                              --                --                --              108,864
                                                                    ----------------------------------------------------------------
           Total Investments                                         13,071            11,231            16,784            2,229,236

Dividends and interest receivable                                         1                 1                 1                   13
                                                                    ----------------------------------------------------------------

Net Assets Available for Plan Benefits
(Notes 1 and 2)                                                     $13,072           $11,232           $16,785           $2,229,249
                                                                    ================================================================



                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
               Statement of Net Assets Available for Plan Benefits
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                             Fund Information
                                                                     ---------------------------------------------------------------
                                                                       NYNEX                                             Diversified
                                                                       Shares       Telecommunications     Government      Equity
                                                                        Fund               Fund         Obligations Fund  Portfolio
                                                                        ----               ----         ----------------  ---------

Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                               $1,344,336          $  7,430          $   --          $    --
       Government Obligations pooled fund                                    --                --           4,719               --
       Contracts with insurance companies
        and other financial institutions                                     --                --              --               --
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares                            --           136,274              --               --
       Value of Plan's participation in
        Master Trust (Note 3)                                                --                --              --           87,630
       Temporary cash investments                                         9,197             1,074              --               --
       Receivable for loans to participants                                  --                --              --               --
                                                                     -------------------------------------------------------------
           Total Investments                                          1,353,533           144,778           4,719           87,630

Allotments and contributions receivable (Note 1)                          2,042                52              15              376
InterFund, interPlan and other
   transfers receivable-net                                                  --               115              69              109
Dividends and interest receivable                                            38               569              --               --
Other receivables                                                            --                --              --               --
                                                                     -------------------------------------------------------------
           Total Assets                                               1,355,613           145,514           4,803           88,115

LIABILITIES

Expenses payable & other payables                                           173                15              --               12
InterFund, interPlan and other transfers
 payable - net                                                              370                --              --               --
Payable for securities purchased                                             --               144              --               --
                                                                     -------------------------------------------------------------
           Total Liabilities                                                543               159              --               12
                                                                     -------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                     $1,355,070          $145,355          $4,803          $88,103
                                                                     =============================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)


                                                                                            Fund Information
                                                                    ----------------------------------------------------------------
                                                                                                        Active U.S.
                                                                    Interest Income        Loan            Equity      U.S. Balanced
                                                                          Fund             Fund             Fund            Fund
                                                                          ----             ----             ----            ----
ASSETS

Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                                 $     --          $    --          $    --          $   --
       Government Obligations pooled fund                                    --               --               --              --
       Contracts with insurance companies
        and other financial institutions                                454,530               --               --              --
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares                            --               --               --              --
       Value of Plan's participation in
        Master Trust (Note 3)                                                --               --           11,734           7,316
       Temporary cash investments                                         5,203               --               --              --
       Receivable for loans to participants                                  --           90,237               --              --
                                                                       ----------------------------------------------------------
           Total Investments                                            459,733           90,237           11,734           7,316

Allotments and contributions receivable (Note 1)                          1,155               --               51              29
InterFund, interPlan and other
   transfers receivable-net                                                  --               --               --              --
Dividends and interest receivable                                            29               --               --              --
Other receivables                                                             5               --               --              --
                                                                       ----------------------------------------------------------
           Total Assets                                                 460,922           90,237           11,785           7,345

LIABILITIES

Expenses payable & other payables                                            54               --               11               8
InterFund, interPlan and other transfers
 payable - net                                                               65               --               50              19
Payable for securities purchased                                             --               --               --              --
                                                                       ----------------------------------------------------------
           Total Liabilities                                                119               --               61              27
                                                                       ----------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                       $460,803          $90,237          $11,724          $7,318
                                                                       ==========================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                    Fund Information
                                                                        -----------------------------------------
                                                                         Global      International
                                                                        Balanced         Equity        U.S. Small
                                                                          Fund            Fund          Cap Fund            Total
                                                                          ----            ----          --------            -----
ASSETS

   Investments at market (see Notes 2 and 3)
       NYNEX Corporation common shares                                   $   --          $   --          $    --          $1,351,766
       Government Obligations pooled fund                                    --              --               --               4,719
       Contracts with insurance companies
        and other financial institutions                                     --              --               --             454,530
       Telecommunications Fund common shares,
        excluding NYNEX Corporation common shares                            --              --               --             136,274
       Value of Plan's participation in
        Master Trust (Note 3)                                             6,871           6,279           10,148             129,978
       Temporary cash investments                                            --              --               --              15,474
       Receivable for loans to participants                                  --              --               --              90,237
                                                                        ------------------------------------------------------------
           Total Investments                                              6,871           6,279           10,148           2,182,978

Allotments and contributions receivable (Note 1)                             31              36               55               3,842
InterFund, interPlan and other
   transfers receivable-net                                                  --              26               --                 319
Dividends and interest receivable                                            --              --               --                 636
Other receivables                                                            --              --               --                   5
                                                                        ------------------------------------------------------------
           Total Assets                                                   6,902           6,341           10,203           2,187,780

LIABILITIES

Expenses payable & other payables                                             8               8               29                 318
InterFund, interPlan and other transfers
 payable - net                                                               16              --               33                 553
Payable for securities purchased                                             --              --               --                 144
                                                                        ------------------------------------------------------------
           Total Liabilities                                                 24               8               62               1,015
                                                                        ------------------------------------------------------------

Net Assets Available for Plan Benefits
 (Notes 1 and 2)                                                         $6,878          $6,333          $10,141          $2,186,765
                                                                        ============================================================



                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Changes in Net Assets Available for Plan Benefits
                                December 31, 1996
                             (Dollars in Thousands)

                                                                                             Fund Information
                                                                    ----------------------------------------------------------------
                                                                       NYNEX                                             Diversified
                                                                       Shares     Telecommunications       Government      Equity
                                                                       Fund              Fund          Obligations Fund   Portfolio
                                                                       ----              ----          ----------------   ---------
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                              $    53,371         $   4,546         $ 1,081         $  23,972

   Interfund transfers                                                   21,116           (32,667)            (38)           32,497

   Employing company contributions (Note 1)                              59,546                --              --                --

   Loans to participants, net of transfers of
    participants' balances                                              (35,800)             (862)           (201)           (5,762)

   Loan repayments                                                       27,932             1,105             205             5,070
                                                                    ----------------------------------------------------------------

       Total allotments, contributions and transfers                    126,165           (27,878)          1,047            55,777

Investment Income:

   Allocated share of Master Trust investment
    activities(Note 3)                                                 (129,676)           28,723             292            26,837
                                                                    ----------------------------------------------------------------

       Total additions                                                   (3,511)              845           1,339            82,614
                                                                    ----------------------------------------------------------------

Deductions:

Administrative expenses                                                     919                96               8                64

Distributions to participants                                            77,649             9,530             323             5,057
                                                                    ----------------------------------------------------------------

       Total deductions                                                  78,568             9,626             331             5,121
                                                                    ----------------------------------------------------------------


       Net (decrease) increase                                          (82,079)           (8,781)          1,008            77,493

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                                   1,355,070           145,355           4,803            88,103
                                                                    ----------------------------------------------------------------

End of year - December 31, 1996 (Notes 1 and 2)                     $ 1,272,991         $ 136,574         $ 5,811         $ 165,596
                                                                    ===============================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES) Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                            Fund Information
                                                                   -----------------------------------------------------------------
                                                                                                         Active U.S.
                                                                   Interest Income        Loan              Equity     U.S. Balanced
                                                                         Fund             Fund               Fund           Fund
                                                                         ----             ----               ----           ----
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                                $  46,937         $      --         $  4,025        $  1,819

   Interfund Transfers                                                  (38,931)               --            9,186           2,714

   Employing company contributions (Note 1)                                  --                --               --              --

   Loans to participants, net of transfers of
    participants' balances                                              (14,558)           59,409             (706)           (267)

   Loan repayments                                                       10,960           (47,932)             812             353
                                                                   -----------------------------------------------------------------

       Total allotments, contributions and transfers                      4,408            11,477           13,317           4,619

Investment Income:

   Allocated share of Master Trust investment
    activities (Note 3)                                                  27,639             7,150            4,090           1,582
                                                                   -----------------------------------------------------------------

       Total additions                                                   32,047            18,627           17,407           6,201
                                                                   -----------------------------------------------------------------

Deductions:

Administrative expenses                                                     342                --               48              29

Distributions to participants                                            35,622                --              692             443
                                                                   -----------------------------------------------------------------

       Total deductions                                                  35,964                --              740             472
                                                                   -----------------------------------------------------------------


       Net (decrease) increase                                           (3,917)           18,627           16,667           5,729

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                                     460,803            90,237           11,724           7,318
                                                                   -----------------------------------------------------------------

End of year - December 31, 1996 (Notes 1 and 2)                       $ 456,886         $ 108,864         $ 28,391        $ 13,047
                                                                   =================================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES) Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1996
                             (Dollars in Thousands)


                                                                                   Fund Information
                                                                     -------------------------------------------
                                                                       Global
                                                                      Balanced      International     U.S. Small
                                                                        Fund         Equity Fund       Cap Fund            Total
                                                                        ----         -----------       --------            -----
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                               $  2,124         $  2,148         $  3,220         $   143,243

   Interfund Transfers                                                  2,918            1,899            1,306                  --

   Employing company contributions (Note 1)                                --               --               --              59,546

   Loans to participants, net of transfers of
    participants' balances                                               (333)            (334)            (586)                 --

   Loan repayments                                                        433              421              641                  --
                                                                     ---------------------------------------------------------------

       Total allotments, contributions and transfers                    5,142            4,134            4,581             202,789

Investment Income:

   Allocated share of Master Trust
    investment activities (Note 3)                                      1,563            1,161            2,669             (27,970)
                                                                     ---------------------------------------------------------------

       Total additions                                                  6,705            5,295            7,250             174,819
                                                                     ---------------------------------------------------------------

Deductions:

Administrative expenses                                                    32               37               99               1,674

Distributions to participants                                             479              359              507             130,661
                                                                     ---------------------------------------------------------------

       Total deductions                                                   511              396              606             132,335
                                                                     ---------------------------------------------------------------


       Net (decrease) increase                                          6,194            4,899            6,644              42,484

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1996                                     6,878            6,333           10,141           2,186,765
                                                                     ---------------------------------------------------------------

End of year - December 31, 1996 (Notes 1 and 2)                      $ 13,072         $ 11,232         $ 16,785         $ 2,229,249
                                                                     ==============================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
         Statement of Changes in Net Assets Available for Plan Benefits
                                December 31, 1995
                             (Dollars in Thousands)

                                                                                           Fund Information
                                                                 -------------------------------------------------------------------
                                                                     NYNEX                                               Diversified
                                                                     Shares        Telecommunications     Government       Equity
                                                                     Fund                 Fund         Obligations Fund   Portfolio
                                                                     ----                 ----         ----------------   ---------
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                           $    48,883           $     872            $1,014         $17,014
   Employing company contributions (Note 1)                           61,983                  --                --              --
   Loans to participants, net of transfers of
    participants' balances                                           (47,532)             (2,903)            1,092          15,649
                                                                 -------------------------------------------------------------------
       Total allotments, contributions
        and transfers                                                 63,334              (2,031)            2,106          32,663

Investment Income:
   Dividends on NYNEX Corporation common shares                       43,080                 219                --              --
   Other dividends                                                        --               4,564                --              --
   Interest                                                              450                  57                --              --
   Net appreciation in the fair value
    of investments                                                   422,947              38,607               355              --
   Allocated share of Master Trust investment
    activities (Note 3)                                                   --                  --                --          17,961
                                                                 -------------------------------------------------------------------

       Total additions                                               529,811              41,416             2,461          50,624
                                                                 -------------------------------------------------------------------

Deductions:

Administrative expenses                                                  462                  64                 5              29
Distributions to participants                                         75,036              11,209               340           2,577
                                                                 -------------------------------------------------------------------

       Total deductions                                               75,498              11,273               345           2,606
                                                                 -------------------------------------------------------------------


       Net increase                                                  454,313              30,143             2,116          48,018

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                                  900,757             115,212             2,687          40,085
                                                                 -------------------------------------------------------------------

End of year - December 31, 1995 (Notes 1 and 2)                  $ 1,355,070           $ 145,355            $4,803         $88,103
                                                                 ===================================================================

                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES) Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)


                                                                                              Fund Information
                                                                    ----------------------------------------------------------------
                                                                                                          Active U.S.
                                                                    Interest Income        Loan             Equity     U.S. Balanced
                                                                         Fund              Fund              Fund          Fund
                                                                         ----              ----              ----          ----
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                                $  59,527           $    --          $ 1,956          $1,136
   Employing company contributions (Note 1)                                  --                --               --              --
   Loans to participants, net of transfers of
    participants' balances                                              (20,290)           18,994            8,138           5,341
                                                                    ----------------------------------------------------------------
       Total allotments, contributions
        and transfers                                                    39,237            18,994           10,094           6,477

Investment Income:
   Dividends on NYNEX Corporation common shares                              --                --               --              --
   Other dividends                                                           --                --               --              --
   Interest                                                              29,115                --               --              --
   Net appreciation in the fair
    value of investments                                                     --                --               --              --
   Allocated share of Master Trust
    investment activities (Note 3)                                           --                --            1,906           1,022
                                                                    ----------------------------------------------------------------

       Total additions                                                   68,352            18,994           12,000           7,499
                                                                    ----------------------------------------------------------------

Deductions:

Administrative expenses                                                     191                --               26              23
Distributions to participants                                            40,809                --              250             158
                                                                    ----------------------------------------------------------------

       Total deductions                                                  41,000                --              276             181
                                                                    ----------------------------------------------------------------


       Net increase                                                      27,352            18,994           11,724           7,318

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                                     433,451            71,243               --              --
                                                                    ----------------------------------------------------------------

End of year - December 31, 1995 (Notes 1 and 2)                       $ 460,803           $90,237          $11,724          $7,318
                                                                    ================================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES) Statement of Changes in Net Assets Available for Plan Benefits (Continued)
                                December 31, 1995
                             (Dollars in Thousands)


                                                                                   Fund Information
                                                                      -----------------------------------------
                                                                       Global
                                                                      Balanced     International     U.S. Small
                                                                        Fund        Equity Fund       Cap Fund            Total
                                                                        ----        -----------       --------            -----
Additions:

Allotments, Contributions and Transfers:
   Employee allotments                                                 $1,429          $2,067          $ 2,081          $   135,979
   Employing company contributions (Note 1)                                --              --               --               61,983
   Loans to participants, net of transfers of
    participants' balances                                              4,593           4,025            7,545               (5,348)
                                                                      --------------------------------------------------------------
       Total allotments, contributions
        and transfers                                                   6,022           6,092            9,626              192,614

Investment Income:
   Dividends on NYNEX Corporation common shares                            --              --               --               43,299
   Other dividends                                                         --              --               --                4,564
   Interest                                                                --              --               --               29,622
   Net appreciation in the fair
    value of investments                                                   --              --               --              461,909
   Allocated share of Master Trust
    investment activities (Note 3)                                      1,009             424              846               23,168
                                                                      --------------------------------------------------------------

       Total additions                                                  7,031           6,516           10,472              755,176
                                                                      --------------------------------------------------------------

Deductions:

Administrative expenses                                                    23              19               67                  909
Distributions to participants                                             130             164              264              130,937
                                                                      --------------------------------------------------------------

       Total deductions                                                   153             183              331              131,846
                                                                      --------------------------------------------------------------


       Net increase                                                     6,878           6,333           10,141              623,330

Net Assets Available for Plan Benefits:

Beginning of year - January 1, 1995                                        --              --               --            1,563,435
                                                                      --------------------------------------------------------------

End of year - December 31, 1995 (Notes 1 and 2)                        $6,878          $6,333          $10,141          $ 2,186,765
                                                                      ==============================================================


                       See notes to financial statements.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                          NOTES TO FINANCIAL STATEMENTS
                             (Dollars in Thousands)

1.   Plan Description
     ----------------

     The Plan* was established by NYNEX Corporation ("NYNEX") on January 1, 1984 to provide a convenient way for non-salaried employees to save on a regular and long-term basis. Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): NYNEX Shares Fund, Telecommunications Fund, Government Obligations Fund, Diversified Equity Portfolio, Interest Income Fund, Active U.S. Equity Fund, U.S. Balanced Fund, Global Balanced Fund, International Equity Fund and U.S. Small Cap Fund.

     Allotments and Contributions
     ----------------------------

     An Eligible Employee may authorize a basic pre-tax or after-tax allotment from 1% to 6% of such Eligible Employee's Compensation. A pre-tax or after-tax supplementary allotment of not more than 10% of such Eligible Employee's Compensation may be authorized by employees electing the maximum 6% basic allotment. Employing Company matching contributions are made based upon an amount equal to 66 2/3% of the Basic Allotment of each Participating Employee. Such matching contributions are invested only in the NYNEX Shares Fund.

     Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder.

     Participating Employees are immediately vested in their contributions plus actual earnings thereon. A Participating Employee shall be vested in his/her accrued benefit derived from Employing Company contributions after completing three years of service. Non-vested Employing Company contributions which are forfeited are applied as a credit to reduce subsequent contributions of the Employing Company. At December 31, 1996, forfeited non-vested accounts were $43.

     Termination Priorities
     ----------------------

     Although it has not expressed intent to do so, in the event that the Plan is terminated by NYNEX, subject to conditions set forth in the Employee Retirement Income Security Act of 1974, as amended, the Plan provides that the net assets shall be distributed to Participating Employees in an amount equal to their respective vested interests in such assets.

----------
* This and certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the Plan Prospectus.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------------------

     Fund Options
     ------------

     The NYNEX Shares Fund invests primarily in the common stock of NYNEX.

     The Telecommunications Fund replaced the Diversified Telephone Portfolio ("DTP") on May 1, 1995. Investment assets in the DTP Fund were transferred from Bankers Trust Company to Mellon Bank, N.A. on May 2, 1995. The Fund's portfolio was restructured and is now comprised of thirty-two North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion. Among the thirty-two companies are the eight companies that comprised the DTP. Unlike the DTP, the Telecommunications Fund is open to new contributions and allotments and its earnings are reinvested in the Fund. The Fund is a market weighted index fund and since May 2, 1995, has been managed by NYNEX Asset Management Company ("NAMCO").

     The Diversified Equity Portfolio invests in an equity index fund which, since January 3, 1995, has been managed by NAMCO. This Fund is principally a portfolio of common stocks that is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poors Composite Index of 500 stocks.

     The Government Obligations Fund invests in a Bankers Trust Company pooled Short Government Bond Index Fund. This Fund invests primarily in fixed income securities of the United States Government or any agency thereof with the objective of providing investment results which approximate the overall performance of the securities included in the Lehman Brothers Inc. 1-3 year Government Index. The Fund is managed by Bankers Trust Company.

     The Interest Income Fund invests primarily in a diversified portfolio of guaranteed insurance contracts issued by insurance companies ("GICs"). Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies ("Synthetic Guaranteed Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution agrees to protect the pool, via a wrapper contract, to the extent its market value and/or interest return fluctuates but not in the event of a default of any security in the pool. The Plan is exposed to credit risk in the event of nonperformance by the entities with whom the contracts are placed. The Plan seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by NAMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for a fixed or indefinite period of time combined with the right to participate in income earned above such fixed rate. Such interest is not guaranteed by any of the Employing Companies. The Fund is managed by NAMCO. (For further discussion on this Fund see Note 2.)

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------

     The following five Funds commenced operations on January 3, 1995: U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, International Equity Fund and U.S. Small Cap Fund. In addition to the Diversified Equity Portfolio, each of these Funds invests in the assets of the unitized investment advisor account(s) of the NYNEX Master Trust ("Master Trust"), as designated by NAMCO.

     The U.S. Balanced Fund invests in stocks and bonds of U.S. corporations in a variety of industries. This Fund has invested approximately 60 percent in stocks with most of the remainder in bonds. As of December 31, 1996, NAMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., Standish Ayer & Wood, Inc., State Street Research and Management Company, TCW Asset Management Company, Trinity Investment Management Corporation and Western Asset Management Company. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

     The Global Balanced Fund primarily invests in a diversified array of international capital market stocks and bonds. The Fund has investments in a variety of developed countries in Europe and the Pacific. The Fund has invested approximately 65 percent in stocks with most of the remainder in bonds. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1996, NAMCO had selected the following Master Trust pooled accounts for the Fund: Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Morgan Stanley Asset Management Inc., Palisade Capital Management, L.L.C., Standish Ayer & Wood, Inc., State Street Global Advisors, State Street Research and Management Company, TCW Asset Management Company, Trinity Investment Management Corporation, Western Asset Management Company and WorldInvest Limited. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

     The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 1996, NAMCO had selected the following Master Trust pooled accounts for the Fund: Fidelity Management Trust Company, Franklin Portfolio Associates, Inc., Miller, Anderson & Sherrerd, LLP, Palisade Capital Management, L.L.C., TCW Asset Management Company and Trinity Investment Management Corporation. Effective January 1, 1997, Wilshire Associates Incorporated was named as an additional manager. In addition, effective May 1, 1997, the assets previously managed by TCW Asset Management Company were transferred to Wilshire Associates Incorporated.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

1.   Plan Description (Continued)
     ----------------

     The International Equity Fund invests in twenty international equity markets of developed countries in Europe and the Pacific; it has investments in many industries. The portfolio holdings may include both large and small capitalization stocks. As of December 31, 1996, NAMCO had selected Capital Guardian Trust Company, Morgan Stanley Asset Management Inc. and State Street Global Advisors as the Master Trust pooled accounts for the Fund.

     The U.S. Small Cap Fund invests in the domestic stocks of smaller-sized companies, generally with market capitalization under $1 billion at the time of purchase. As of December 31, 1996, NAMCO had selected the following Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Investment Counselors of Maryland, Inc., and the Boston Company Asset Management, Inc.

     The Master Trust pooled accounts selected as of May 31, 1997, were the same as those described above.

     Pursuant to the Plan, loans were initially made available to certain Participating Employees effective January 1, 1989. The amount that a Participating Employee may borrow is limited by certain factors, including the Employee's vested interest in the respective Employee's pre-tax account. Generally, the amount can be no less than $1 and no greater than $50. An Employee may not have more than two loans outstanding. Except under certain circumstances, the loans provide for periodic repayments over a period not to exceed five years, at an interest rate determined under the Plan. Effective September 1, 1993, Participating Employees also may prepay the entire loan at any time, after the first of the month following the loan effective date. Loans are collateralized by the Participating Employee's vested account and are recorded in the Loan Fund. In the event of a default, all of the Participating Employee's contributions to the Plan shall be suspended.

     In addition, the Employees' Benefit Committee (the "Committee") shall cause the amount of unpaid debt to be deducted from any interest in, or payment or distribution from, the Employee's account, subject to certain limitations. If the amount of such interest, payment or distribution is not sufficient to repay the unpaid balance of said debt, the Committee may exercise the Plan's right, if any, to any non-Plan assets and to the extent a loan balance remains, take whatever collection action, including suit, the Committee determines necessary.

     During 1995, Bankers Trust Company and Mellon Bank, N.A. were the Trustees for the Plan. Beginning January 1, 1996, all of the assets of the Plan were transferred to the Master Trust (see Note 3) for which Mellon Bank, N.A. is the Trustee of all Master Trust assets.

     Wellspring Resources,LLC was the recordkeeper for the Plan during 1996 and 1995.

     For a complete description of the Plan, participants should refer to the Plan Document.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies
     -------------------

     Investments
     -----------

     The NYNEX Master Pension Trust was established on January 1, 1984, and through December 31, 1994, it served as the vehicle for the investment of the assets of two defined benefit pension plans of NYNEX, the NYNEX Pension Plan and the NYNEX Management Pension Plan. Effective January 1, 1995, the NYNEX Master Pension Trust was renamed the NYNEX Master Trust ("Master Trust") and amended to incorporate, in addition to the assets of such defined benefit pension plans, the following: (1) as of January 1, 1995, certain of the assets of the Plan and the NYNEX Corporation Savings Plan for Salaried Employees(the "Salaried Plan") and (2) as of January 1, 1996, all of the assets of the Plan and the Salaried Plan, except for assets of the Employee Stock Ownership Plan-unallocated account.

     Value of Investments Held In the Master Trust (see Note 3)
     ----------------------------------------------------------

     The Trustee of the Master Trust values the investments in the Master Trust as follows:

     Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

     The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with fully benefit-responsive investment contracts, the following information is presented:

     (i) The asset weighted crediting interest rate yielded a return of 6.7% for the year ended December 31, 1996.

     (ii) The crediting interest rates ranged from 4.4% to 8.2% at December 31, 1996.

     (iii) The fair value, as determined either by discounting future cash flows or by the market value of the underlying investments, at December 31, 1996 was approximately $422,122.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------

     Forward currency contracts are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

     Temporary cash investments are stated at redemption value which approximates fair value.

     Value of Investments Held Outside of the Master Trust During 1995
     -----------------------------------------------------------------

     The value of NYNEX shares, throughout the respective Funds, and the value of the shares of each company in the Telecommunications Fund (DTP for 1994 and through April 28, 1995) are determined on the basis of the closing price per share as quoted by the New York Stock Exchange Composite Transactions listing on December 31 or, if no sales were made on that date, at the closing price on the first preceding day on which sales were made.

     The value of the Plan's investment in the pooled Short Government Bond Index Fund included in the Government Obligations Fund is based on the pooled Fund's respective per share value. The Trustee of the pooled Funds determines per share value based upon fair value of the underlying securities held by the Funds at December 31.

     The value of each contract with an insurance company or other financial institution included in the Interest Income Fund is reported at contract value in the Statements of Net Assets Available for Plan Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with fully benefit-responsive investment contracts, the following information is presented:

     (i) The asset weighted crediting interest rate yielded a return of 6.8% for the year ended December 31, 1995.

     (ii) The crediting interest rates ranged from 5.0% to 8.8% at December 31, 1995.

     (iii) The fair value, as determined either by discounting future cash flows or by the market value of the underlying investments, at December 31, 1995 was approximately $811,852.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------

     Purchases and Sales of Investments
     ----------------------------------

     Purchases and sales of investments are reflected as of the trade date.

     Realized gains and losses on sales of investments are determined on the basis of average cost.

     Investment Income
     -----------------

     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Net Appreciation (Depreciation) of Investments
     ----------------------------------------------

     The Statements of Changes in Net Assets Available for Plan Benefits reflects the net appreciation (depreciation) in the fair value of the Plan's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Distributions
     -------------

     Distributions elected to be withdrawn from the Plan by participants are recorded when paid.

     Plan Expenses
     -------------

     Effective January 1, 1993, the Plan pays certain administrative fees out of Fund assets held in the Master Trust and, effective March 1, 1995, out of interest income earned from the Plan's disbursement account, as held by the Trustee, in accordance with Plan provisions and to the extent permitted by law. Any fees not paid by the Plan are paid by NYNEX.

     NYNEX's Use of Estimates
     ------------------------

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires NYNEX, as Plan administrator, to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

2.   Accounting Policies (Continued)
     -------------------

     Risks and Uncertainties
     -----------------------

     The Plan provides for various participant investment options in any combination of funds which can invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

3.   Investments
     -----------

     The following table reflects the investments that represent 5% or more of the net assets in the Master Trust:

                                                        1996             1995
                                                        ----             ----

          NYNEX Corporation common shares            $2,220,164       $   --


     The following table reflects the investments that represent 5% or more of the net assets of the Plan held outside the Master Trust:

                                                        1996             1995
                                                        ----             ----

          NYNEX Corporation common shares            $   --           $1,351,766

     Investment in Master Trust
     --------------------------

     All of the investment assets in the Master Trust are managed by investment advisors. The assets in the Master Trust are either (a) pooled between the defined benefit plans, the Salaried Plan and the Plan, or (b) net assets that are specific to the defined benefit plans, or (c) for the year ended December 31, 1996, net assets specific to the Salaried Plan and the Plan. The total value of the Master Trust at December 31, 1996 and 1995 is $22,282,741 (of which net assets totalling $10,135,399 are specific to the defined benefit pension plans for which separate financial statements are prepared; and as of the date of these financial statements 35% of the defined benefit pension plans' net assets are unaudited) and $20,951,623 respectively.

     Investments Held in Pooled Accounts:
     ------------------------------------

     The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $8,107,361 and $4,340,668 at December 31, 1996 and 1995, respectively, with investment earnings of $1,253,840 and $1,741,698 for the years ended December 31, 1996 and 1995 respectively. Given that the pooled accounts include interests of the

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments(Continued)
     ----------------------

     Plan, the Salaried Plan and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this accompanying footnote.

     The investments held in the Master Trust pooled accounts at December 31, 1996 and 1995 are as follows:

                                                        Fair Value    (Note 2)
                                                        ----------------------

                                                        1996              1995
                                                        ----              ----
Description

Cash - non interest bearing                          $       57       $       --
Receivables                                             512,740           17,386
Common Stock                                          6,342,696        3,173,098
NYNEX Corporation common shares                          25,577           16,679
Preferred Stock                                          56,156            8,938
U.S. Government Securities                              680,805          328,728
Corporate Debt - preferred and other                    429,302          264,296
Real estate                                                  65               --
Temporary cash investments                              346,004          273,328
Forward currency sell contracts                              --          151,124
Other investments*                                      259,666          310,098
                                                     ----------       ----------
                                                      8,653,068        4,543,675
                                                     ----------       ----------
Liabilities                                             545,707          203,007
                                                     ----------       ----------
Total pooled net assets
  in the Master Trust                                $8,107,361       $4,340,668
                                                     ==========       ==========

* Other investments include foreign investments, principally foreign government debt.

     The Plan's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund Option as the "Allocated share of Master Trust net assets" in 1996 and "Value of the Plan's participation in the Master Trust" in 1995 in the Statement of Net Assets Available for Plan Benefits and "Allocated share of Master Trust investment activities" in the Statements of Changes in Net Assets Available for Plan Benefits as of December 31, 1996 and 1995, respectively.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     For the year ended December 31, 1995, the Plan's sole investment in the Master Trust is its Fund Options' undivided interest in the Master Trust pooled accounts. Investments are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan's Fund Options in the carrying value of the Master Trust pooled accounts at December 31, 1996 and 1995 are as follows:

                                                        1996            1995
                                                        ----            ----


     Activity U.S. Equity Fund                        0.3502%          0.2701%

     U.S. Balanced Fund                               0.1609%          0.1686%

     Global Balanced Fund                             0.1612%          0.1585%

     International Equity Fund                        0.1385%          0.1459%

     U.S. Small Cap Fund                              0.2070%          0.2336%

     Diversified Equity Portfolio                     2.0425%          2.0297%

     Investments Held in Specific Accounts for the Plan and the Salaried Plan:
     -------------------------------------------------------------------------

     Effective January 1, 1996, all of the assets of the Plan and the Salaried Plan were transferred into the Master Trust. As such, the net assets specific to these plans are the NYNEX Shares Fund, Telecommunications Fund, Government Obligations Fund, Interest Income Fund, Loan Fund and the Employee Stock Ownership Plan-allocated account.

     The investments held in the Master Trust specific accounts for the Plan and the Salaried Plan at December 31, 1996 are as follows:

               Description                                       Fair Value
                                                                  (Note 2)
                                                                 ----------

     Cash - non interest bearing                                 $       40
     Receivables                                                    226,323
     Common Stock                                                   272,663
     NYNEX Corporation common shares                              2,194,587
     Temporary cash investments                                     120,880
     Fixed income obligations - insurance contract                1,104,453
     Other investments                                              121,035
                                                                 ----------
     Total net assets in the specific
       accounts in the Master Trust                              $4,039,981
                                                                 ==========

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investments are allocated to the Plan's Fund Options in accordance with their respective percentages of interest. The proportionate interests of the Plan and the Salaried Plan in the carrying value of the Master Trust specific accounts at December 31, 1996 are as follows:


                                                  Plan             Salaried Plan
                                                  ----             -------------

     NYNEX Shares Fund                          67.1469%              32.8531%

     Telecommunications Fund                    46.6931%              53.3069%

     Government Obligations Fund                 4.7497%              95.2503%

     Interest Income Fund                       36.7599%              63.2401%

     Loan Fund                                  55.9060%              44.0940%

     Employee Stock Ownership Plan                 --                100.0000%

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investment Income:
     ------------------

     Investment income and expenses are allocated to the Plan's Fund Options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each Plan's Fund Options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the Plan and the Salaried Plan is allocated to the Plan's Fund Options daily in accordance with each Plan's respective percentage of interest. The allocated net investment income to the Plan's Fund Options for the years ended December 31, 1996 and 1995 is as follows:

     Description
     -----------

                                       --------------------------------------------------------------------------------------
                                                    Dividends on                                                       Net
                                                 NYNEX Corporation    Other      Net appreciation  Other income/    Investment
                                       Interest     common shares   Dividends     (depreciation)   expenses-net      Income
                                       --------------------------------------------------------------------------------------
     December 31, 1996:

     NYNEX Shares Fund                 $    38       $60,403         $   --          $(190,117)         $--        $(129,676)
     Telecommunications Fund                --            --          4,342             24,381           --           28,723
     Government Obligations Fund            --            --             --                292           --              292
     Diversified Equity Portfolio          738            --          2,262             23,843           (6)          26,837
     Interest Income Fund               30,686            --             --             (3,047)          --           27,639
     Loan Fund                           7,150            --             --                 --           --            7,150
     Active U.S. Equity Fund                11            --            406              3,673           --            4,090
     U.S. Balanced Fund                    248            --            131              1,204           (1)           1,582
     Global Balanced Fund                  182            --            141              1,243           (3)           1,563
     International Equity Fund              14            --            170                995          (18)           1,161
     U.S. Small Capital Fund                56            --            107              2,506           --            2,669

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

3.   Investments (Continued)
     -----------

     Investment Income:

     Description
     -----------

                                    -----------------------------------------------------------------------------------------
                                                  Dividends on                                                         Net
                                               NYNEX Corporation    Other     Net appreciation   Other income/     Investment
                                    Interest     common shares    Dividends    (depreciation)    expenses-net        Income
                                    --------     -------------    ---------    --------------    ------------        ------

     December 31, 1995:
     Active U.S. Equity Fund           $  1          $  142          $--           $ 1,763           $--             $ 1,906
     U.S. Balanced Fund                  87              65           --               868             2               1,022
     Global Balanced Fund               108              53           --               845             3               1,009
     International Equity Fund            5             105           --               314            --                 424
     U.S. Small Capital Fund             27              64           --               755            --                 846
     Diversified Equity Portfolio       576           1,289           --            16,095             1              17,961

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

4.   Derivative Financial Instruments
     --------------------------------

     Derivative financial instruments are used by the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the Plan's assets and speculation are prohibited as stated in the Plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the Plan's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

     NYNEX's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

     Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

     Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

     The credit risk and amount of accounting loss of the Plan's forward contracts is equal to any gains which have not yet settled as of the Plan's year end. The credit exposure of the Plan's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the Plans.

     All derivative activity relating to the Plan is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the Plan in accordance with the Plan's Fund Options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported per the Plan.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

4.   Derivative Financial Instruments (Continued)
     --------------------------------

     The notional values and fair values of the derivative activity used for trading purposes held by the Plan at December 31, are as follows:

                                                           1996       1995
                                                           ----       ----
     Domestic Equity Futures Contracts:
              Notional Values                              $392      $1,974
              Fair Values                                   395       2,071
     Fixed Income Futures Contracts:
              Notional Values                                88          54
              Fair Values                                    88          54
     Forward Foreign Currency Payable Contracts:
              Notional Values                               179          --
              Fair Values                                   175          --
     Forward Foreign Currency Receivable Contracts:
              Notional Values                               180          --
              Fair Values                                   178          --

     The average fair values of the derivative activity used for trading purposes held by the Plan during the year ended December 31, are as follows:

                                                          1996        1995
                                                          ----        ----
     Average Fair Values:
              Domestic Equity Futures Contracts          $3,268      $4,835
              Fixed Income Futures Contracts                 83          42
              Forward Foreign Currency
                Payable Contracts                           223          --
              Forward Foreign Currency
                Receivable Contracts                        222          --

     The Plan was allocated $567 and $1,497 in 1996 and 1995, respectively, of net trading gains from futures contracts. Net trading gains from foreign exchange contracts totalled $43 in 1996.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)


5.   Number and Value of Units
     -------------------------

     The interest of an employee in each Fund of the Plan, with the exception of the Loan Fund, is represented by units as described in Section 8 of the Plan. A Participant's unit value is determined daily by dividing each Fund's adjusted net assets, as defined in the Plan, by the number of outstanding units. The number and value of units at each month end in 1995, which are all unaudited except at December 31, 1996 and 1995, carried to the fourth decimal place, were as follows:

                                            December 31,1996               December 31,1995
                                            ----------------               ----------------

                                          Number         Value          Number         Value
                                          ------         -----          ------         -----
                                         of Units       per Unit       of Units       per Unit
                                         --------       --------       --------       --------
     NYNEX Shares Fund                 194,616,319      $6.5410      193,609,757      $6.9990
     Telecommunications Fund            19,295,394       7.0781       21,091,705       6.8916
     Government Obligations Fund         4,217,893       1.3777        3,663,503       1.3110
     Diversified Equity Portfolio       74,986,293       2.2084       49,045,888       1.7963
     Interest Income Fund               86,793,347       5.2641       93,007,915       4.9544
     Active U.S. Equity Fund            16,971,200       1.6729        8,584,517       1.3657
     U.S. Balanced Fund                  8,764,221       1.4888        5,671,039       1.2904
     Global Balanced Fund                8,892,181       1.4699        5,417,434       1.2696
     International Equity Fund           9,157,688       1.2265        5,789,153       1.0939
     U.S. Small Cap Fund                10,879,083       1.5428        7,951,932       1.2753

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

                          NYNEX                  Telecommunications               Government                     Diversified
                       Shares Fund                       Fund                    Obligations Fund             Equity Portfolio
                       -----------                       ----                    ----------------             ----------------
                  Number          Value         Number         Value        Number          Value         Number             Value
1996             of Units        Per Unit      of Units       Per Unit     of Units        Per Unit      of Units           Per Unit
----             --------        --------      --------       --------     --------        --------      --------           --------
                        (Unaudited)                   (Unaudited)                 (Unaudited)                    (Unaudited)
January          193,184,402       7.0163      21,038,439      7.0416      3,663,871       1.3164        50,580,939          1.8534
February         194,265,058       6.7356      21,297,488      6.8078      3,663,560       1.3114        53,312,652          1.8702
March            195,058,426       6.5230      21,138,364      6.7279      3,646,656       1.3097        54,664,884          1.8878
April            196,293,717       6.5026      20,788,456      6.9189      3,521,693       1.3111        54,999,172          1.9137
May              196,020,328       6.1080      20,650,294      6.8944      3,613,419       1.3140        57,837,051          1.9620
June             196,024,030       6.2891      20,620,869      6.9504      3,625,423       1.3229        59,421,884          1.9704
July             196,129,157       6.0209      20,594,374      6.4178      3,662,262       1.3286        59,615,803          1.8831
August           196,537,655       5.7858      20,609,584      6.2871      3,746,869       1.3329        61,791,325          1.9215
September        196,535,763       5.8357      20,461,413      6.3731      3,682,699       1.3444        63,885,433          2.0287
October          196,485,485       6.0476      20,088,525      6.5030      3,880,023       1.3593        67,943,422          2.0848
November         195,178,778       6.3003      19,630,506      6.9004      4,019,014       1.3693        73,241,553          2.2428


                   Interest Income Fund                 Active U.S. Equity Fund                     U.S. Balanced Fund
                   --------------------                 -----------------------                     ------------------
                 Number               Value           Number                  Value              Number               Value
1996            of Units             Per Unit         of Units               Per Unit           of Units             Per Unit
----            --------             --------         --------               --------           --------             --------
                        (Unaudited)                             (Unaudited)                             (Unaudited)
January         91,433,043            4.9705           8,907,818               1.4042           5,939,733             1.3160
February        89,194,067            4.9978           9,914,412               1.4265           6,450,697             1.3194
March           88,374,032            5.0212          10,519,378               1.4342           6,663,791             1.3184
April           88,821,183            5.0487          10,994,749               1.4602           6,744,623             1.3262
May             86,488,327            5.0750          11,859,350               1.4845           7,077,837             1.3460
June            86,545,150            5.0992          12,407,554               1.4788           7,333,646             1.3487
July            86,861,446            5.1268          12,598,709               1.4129           7,423,935             1.3104
August          86,702,428            5.1531          13,211,835               1.4490           7,642,691             1.3285
September       86,580,927            5.1812          13,808,331               1.5242           7,843,568             1.3833
October         86,975,159            5.2080          14,529,763               1.5736           7,965,560             1.4255
November        86,380,729            5.2345          16,335,716               1.6796           8,621,191             1.4961

                   Global Balanced Fund                 International Equity Fund                  U.S. Small Cap Fund
                   --------------------                 -------------------------                -----------------------
                  Number              Value             Number                Value             Number              Value
1996             of Units            Per Unit          of Units              Per Unit          of Units            Per Unit
----             --------            --------          --------              --------          --------            --------
                         (Unaudited)                             (Unaudited)                             (Unaudited)
January          5,739,823            1.2924           6,480,278              1.0929            7,483,952            1.2342
February         6,089,911            1.2989           6,348,269              1.0999            7,544,558            1.2688
March            6,208,841            1.3013           6,494,465              1.1141            7,760,733            1.2954
April            6,323,314            1.3157           6,895,644              1.1544            8,640,293            1.4091
May              6,668,786            1.3348           7,113,737              1.1552           10,118,014            1.4536
June             7,030,985            1.3375           7,571,559              1.1629           10,312,974            1.3848
July             7,146,067            1.2972           7,627,394              1.1259           10,224,725            1.2909
August           7,389,397            1.3165           7,889,384              1.1392           10,428,921            1.3624
September        7,601,382            1.3689           8,181,847              1.1675           10,465,627            1.4236
October          7,917,792            1.4041           8,487,779              1.1654           10,303,230            1.4221
November         8,652,196            1.4750           8,876,170              1.2201           10,195,366            1.4913

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

6.   Federal Income Taxes
     --------------------

     The Internal Revenue Service has determined and informed NYNEX by a letter dated September 25, 1995, that the Plan, as submitted, is qualified and the Master Trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Master Trust was tax-exempt as of the date of the financial statements.

7.   Related Party Transactions
     --------------------------

     NAMCO, a wholly owned subsidiary of NYNEX, is the investment advisor for the Telecommunications Fund, Diversified Equity Portfolio and the Interest Income Fund and therefore qualifies as a party-in-interest. NAMCO received no compensation from the Plan for the investment advisory services rendered to the Plan.

8.   Concentrations of Credit Risk
     -----------------------------

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

     The Plan places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure.

9.   Plan Amendments
     ---------------

     Effective January 1, 1996, the Plan was changed to expand the "deemed" hardship withdrawals to include payment of room and board expenses for post-secondary education.

      NYNEX CORPORATION SAVINGS AND SECURITY PLAN (NON-SALARIED EMPLOYEES)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
                             (Dollars in Thousands)

10.  Reconciliation of Financial Statements in Form 11-K to Form 5500
     ----------------------------------------------------------------

     The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid be reported as liabilities on the Plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the Plan. The following is a reconciliation of distributions to participants and net assets available for Plan benefits in the financial statements to the amounts reported in Form 5500.

                                                              December 31,
                                                         1996             1995
                                                         ----             ----
     Aggregate distributions to participants
     as  presented in the Statement of Changes
     in Net Assets Available for Plan Benefits        $  130,661      $  130,937

     Add:  Current year benefits claims payable
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500
     (see Note 2)                                          2,031             428

     Less:  Prior year benefits claims payable
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500
     (see Note 2)                                            428             858
                                                      ----------      ----------

     Benefit payments and payments to provide
     benefits directly to Participants and
     beneficiaries presented in the Statement
     of Changes in Net Assets Available for Plan
     Benefits in Form 5500                            $  132,264      $  130,507
                                                      ==========      ==========



     Net assets available for Plan benefits
     presented in the Statement of Net Assets
     Available for Plan Benefits                      $2,229,249      $2,186,765

     Less:  Benefits claims payable presented
     in the Statement of Net Assets Available
     for Plan Benefits in Form 5500 (see Note 2)           2,031             428
                                                      ----------      ----------

     Net assets available for Plan benefits
     presented in the Statement of Net Assets
     Available for Plan Benefits in Form 5500         $2,227,218      $2,186,337
                                                      ==========      ==========

                                                                    Exhibit (23)



                       CONSENT OF INDEPENDENT ACCOUNTANTS




                              ---------------------



We consent to the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-20079, 33-51897, 2-94110, 33-27802 and 33-16570) of
NYNEX Corporation of our report dated June 20, 1997 on our audits of the financial statements of the NYNEX Corporation Savings and Security Plan (Non-Salaried Employees) as of December 31, 1996 and 1995, and for each of the two years in the period ended December 31, 1996 which are included in the Annual Report on Form 11-K for the above referenced Plan filed, by amendment, to the Annual Report on Form 10-K of NYNEX Corporation for the year ended December 31, 1996.







COOPERS & LYBRAND L.L.P.




New York, New York
June 24, 1997

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings and Security Plan Committee of NYNEX Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                     NYNEX CORPORATION SAVINGS and SECURITY PLAN
                                     (NON-SALARIED EMPLOYEES)





                                     /s/ By D.J. Sacco
                                         -----------------------------
                                         (D. J. Sacco, Chairman,
                                         Employees' Benefit Committee)








Date:  June 26, 1997